

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 18, 2024

Avraham Dreyfuss
Chief Financial Officer
Fortress Net Lease REIT
1345 Avenue of the Americas
New York, NY 10105

> **Re: Fortress Net Lease REIT**
> **Amendment No. 2 to**
> **Registration Statement on Form 10-12G**
> **Filed April 26, 2024**
> **File No. 000-56632**

Dear Avraham Dreyfuss:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G filed April 26, 2024

General

1. We acknowledge your response to prior comment 1, but disagree with your conclusion that providing a comparative breakdown between your valuations and your historical NAV calculations would not be useful to your investors. In future filings, please expand your NAV presentation to provide this information.

Reporting Obligations, page 32

2. We note your statement that you may use your website "as a distribution channel for company information, which information may be deemed material" and your statement that investors should monitor your website in addition to your SEC filings. Please remove any suggestion from your disclosure that material information would not be available to your investors via your SEC filings on EDGAR, or advise us as to how the company intends to comply with its reporting obligations under the Exchange Act.

Avraham Dreyfuss
Fortress Net Lease REIT
June 18, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Ross M. Leff, P.C.